UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2011

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD. (Translation of registrant's name into English)
5 Ha’solelim Street, Tel Aviv, Israel (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

FOR IMMEDIATE RELEASE

INVESTOR CONTACT:	MEDIA CONTACT:
Kip E. Meintzer	Stephanie Look
Check Point Software Technologies	Check Point Software Technologies
+1.650.628.2040	+1.650.628.2171
ir@checkpoint.com	press@checkpoint.com

CHECK POINT SOFTWARE TECHNOLOGIES REPORTS RECORD FOURTH QUARTER AND
 FISCAL YEAR 2010 FINANCIAL RESULTS

Fourth Quarter 2010:

•	Total Revenue: $318.5 million, representing a 17 percent increase year over year

•	Non-GAAP Operating Income: $183.6 million, representing 58 percent of revenues

•	Non-GAAP EPS: $0.73, representing a 20 percent increase year over year

Fiscal Year 2010:

•	Total Revenue: $1,097.9 million, representing a 19 percent increase year over year

•	Non-GAAP Operating Income: $622.7 million, representing 57 percent of revenues

•	Non-GAAP EPS: $2.48, representing a 21 percent increase year over year

•	Cash Flow from Operations: $674.1 million, representing a 23 percent increase year over year

REDWOOD CITY, CA -- January 31, 2011 — Check Point® Software Technologies Ltd. (NASDAQ: CHKP), the worldwide leader in securing the Internet, today announced its financial results for the fourth quarter and fiscal year ending December 31, 2010.

“I am very pleased with the all-time record results we achieved during the year.  We exceeded our own expectations delivering close to $1.1 billion in revenues and $2.48 in earnings per share (Non-GAAP)," said Gil Shwed, founder, chairman, and chief executive officer of Check Point Software Technologies. "Our exceptional performance was driven by demand for our network security products, which is a market in which we continued to gain share. We also extended our market reach with our Intrusion Prevention System (IPS), Data Loss Prevention (DLP) and Mobile Access Software Blades™.”

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Financial Highlights for the Fourth Quarter ended December 31, 2010:

•	Total Revenue: $318.5 million, an increase of 17 percent, compared to $272.1 million in the fourth quarter of 2009.

•
GAAP Operating Income: $162.0 million, an increase of 24 percent, compared to $130.6 million in the fourth quarter of 2009.  GAAP operating margin was 51 percent, compared to 48 percent in the fourth quarter of 2009.

•
Non-GAAP Operating Income: $183.6 million, an increase of 20 percent, compared to $152.7 million in the fourth quarter of 2009. Non-GAAP operating margin was 58 percent, compared to 56 percent in the fourth quarter of 2009.

•
GAAP Net Income and Earnings per Diluted Share: GAAP net income was $137.4 million, an increase of 25 percent, compared to $109.5 million in the fourth quarter of 2009. GAAP earnings per diluted share were $0.64, an increase of 25 percent, compared to $0.51 in the fourth quarter of 2009.

•
Non-GAAP Net Income and Earnings per Diluted Share: Non-GAAP net income was $156.2 million, an increase of 21 percent, compared to $129.5 million in the fourth quarter of 2009.  Non-GAAP earnings per diluted share were $0.73, an increase of 20 percent, compared to $0.61 in the fourth quarter of 2009.

•	Deferred Revenues: As of December 31, 2010, we had deferred revenues of $464.6 million, an increase of 9 percent, compared to $425.3 million as of December 31, 2009.

•	Cash Flow: Cash flow from operations was $162.8 million, an increase of 18 percent, compared to $138.1 million in the fourth quarter of 2009.

•	Share Repurchase Program: During the fourth quarter of 2010, we repurchased 1.16 million shares at a total cost of $50 million.

•	Cash Balances and Marketable Securities: $2,414.9 million as of December 31, 2010, an increase of $567.9 million, compared to $1,847.0 million as of December 31, 2009.

Financial Highlights for the Year ended December 31, 2010:

•	Total Revenue: $1,097.9 million, an increase of 19 percent, compared to $924.4 million in 2009.

•	GAAP Operating Income: $535.0 million, an increase of 29 percent, compared to $415.0 million in 2009. GAAP operating margin was 49 percent, compared to 45 percent in 2009.

•	Non-GAAP Operating Income: $622.7 million, an increase of 23 percent, compared to $505.7 million in 2009. Non-GAAP operating margin was 57 percent, compared to 55 percent in 2009.

•
GAAP Net Income and Earnings per Diluted Share: GAAP net income was $452.8 million, an increase of 27 percent, compared to $357.5 million in 2009. GAAP earnings per diluted share were $2.13, an increase of 26 percent, compared to $1.68 in 2009.

•
Non-GAAP Net Income and Earnings per Diluted Share: Non-GAAP net income was $528.0 million, an increase of 21 percent, compared to $435.3 million in 2009.  Non-GAAP earnings per diluted share were $2.48, an increase of 21 percent, compared to $2.05 in 2009.

•	Cash Flow: Cash flow from operations was $674.1 million, an increase of 23 percent, compared to $548.7 million in 2009.

For information regarding the non-GAAP financial measures discussed in this release, please see “Use of Non-GAAP Financial Information” and “Reconciliation of Non-GAAP to GAAP Financial Information.”

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Business Highlights:

During 2010 Check Point entered, or expanded its presence in the most critical areas of security:

•
Data Security – Set a new standard for data security with the introduction of Data Loss Prevention (DLP), making DLP product simple and accessible to a broad range of customers and further augments our data security product portfolio that include disk encryption, media control and the recent acquisition of document security technology.

•	Mobile Security – Expanded our secure mobile offering with the introduction of the Mobile Access Software Blade providing secure, one-click access to corporate data from the iPhone and iPad.

•
Network Security – Expanded the core network security firewall functionality with the introduction of Application Control technology, classifying and controlling over 100,000 Web 2.0 widgets and over 4,500 distinct applications.  In addition, attained leadership in the Intrusion Prevention (IPS) market by providing an integrated IPS blade that can extend every security gateway to become an IPS device.  For the first time in the industry, Check Point has proven that customers can get an integrated IPS that attains the highest standards in security as demonstrated by the latest NSS Labs test report.

•
Endpoint – Shipped a unified endpoint security system with an integrated client and management that provide the industry’s most comprehensive set of endpoint security technologies (Antivirus / malware protection, remote access VPN, WebCheck, and data security with full disk encryption and removable media controls).

Check Point security leadership was recognized during 2010 in many countries and publications, including a Leader’s Position in three Gartner Magic Quadrants – Enterprise Firewall, Mobile Data Protection and Unified Threat Management.

In addition, Check Point’s founder and CEO, Gil Shwed, was named by Ernst and Young the 2010 “Entrepreneur of the Year” in Israel – highlighting Shwed’s personal contribution to Check Point’s growth and role in pioneering the global security market.

Shwed concluded, “2010’s excellent results underscore Check Point’s commitment to our customers -    providing the best security platform for their environment. I would also like to recognize and thank our employees, partners and customers for their contribution to the results.”

First Quarter Investor Conference Participation Schedule:

•	Stifel Nicolaus Technology, Communications & Internet Conference 2011
February 11, 2011 – San Francisco, CA

•	Morgan Stanley Technology, Media and Telecommunications Conference
February 28, 2011 – San Francisco, CA

•	Raymond James 31st Annual Investor Conference
March 7, 2011 – Orlando, FL

•	UBS Technology Conference
March 10, 2011 – London, UK

Members of Check Point's management team will present at these conferences and discuss the latest company strategies and initiatives. Check Point’s conference presentations are expected to be available via webcast on the company's web site. To view these presentations and access the most updated information please visit the company's web site at www.checkpoint.com/ir. The schedule is subject to change.

Conference Call and Webcast Information

Check Point will host a conference call with the investment community on January 31, 2011 at 8:30 AM ET/5:30 AM PT.  To listen to the live webcast, please visit Check Point’s website at: www.checkpoint.com/ir. A replay of the conference call will be available through February 7, 2011 at the company's website

www.checkpoint.com/ir or by telephone at +1.201.612.7415, replay ID number 365088.

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About Check Point Software Technologies Ltd.

Check Point Software Technologies Ltd. (www.checkpoint.com), the worldwide leader in securing the Internet, is the only vendor to deliver Total Security for networks, data and endpoints, unified under a single management framework. Check Point provides customers with uncompromised protection against all types of threats, reduces security complexity and lowers total cost of ownership. Check Point first pioneered the industry with FireWall-1 and its patented stateful inspection technology. Today, Check Point continues to innovate with the development of the Software Blade Architecture™. The dynamic Software Blade Architecture delivers secure, flexible and simple solutions that can be fully customized to meet the exact security needs of any organization or environment. Check Point customers include tens of thousands of businesses and organizations of all sizes including all Fortune 100 companies. Check Point's award-winning ZoneAlarm solutions protect millions of consumers from hackers, spyware and identity theft.

©2011 Check Point Software Technologies Ltd. All rights reserved

*Magic Quadrant Disclaimer

The Magic Quadrant is copyrighted 2010 by Gartner, Inc. and is reused with permission. The Magic Quadrant is a graphical representation of a marketplace at and for a specific time period. It depicts Gartner's analysis of how certain vendors measure against criteria for that marketplace, as defined by Gartner. Gartner does not endorse any vendor, product or service depicted in the Magic Quadrant, and does not advise technology users to select only those vendors placed in the "Leaders" quadrant. The Magic Quadrant is intended solely as a research tool, and is not meant to be a specific guide to action. Gartner disclaims all warranties, express or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

Use of Non-GAAP Financial Information

In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Check Point uses non-GAAP measures of net income, operating income, operating margin and earnings per share, which are adjustments from results based on GAAP to exclude non-cash equity-based compensation charges, amortization of acquired intangible assets, restructuring-related charges, other than temporary impairment of marketable securities, net, and the related tax affects. Check Point’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Check Point’s ongoing core operations and prospects for the future. Historically, Check Point has also publicly presented these supplemental non-GAAP financial measures in order to assist the investment community to see the Company “through the eyes of management,” and thereby enhance understanding of its operating performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release to the most directly comparable GAAP financial measures is included with the financial statements contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors.

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Safe Harbor Regarding Forward Looking Statements

This press release and the conference call related to our earnings for the fourth quarter and fiscal year ended December 31, 2010 contain or may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including but not limited to, statements related to our plans to further increase the breadth of our security solutions portfolio, and to continue delivering products based on our unified security architecture; our expectations regarding our products and services; our expectation that we will continue to innovate and deliver products to address our customers’ security requirements – at every size of organization worldwide; and our expectations regarding our share repurchase program. Because these statements pertain to future events they are subject to various risks and uncertainties, actual results could differ materially from Check Point's current expectations and beliefs. Factors that could cause or contribute to such differences include, but are not limited to: Check Point’s development and delivery of its security products; general market conditions in the Check Point’s industry; economic and political uncertainties; the impact of political changes and weaknesses in various regions of the world, including hostilities or acts of terrorism in Israel where Check Point’s international headquarters are based; inclusion of network security functionality in third-party hardware or system software; any foreseen and unforeseen developmental or technological difficulties with regard to Check Point's products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; rapid technological advances and changes in customer requirements to which Check Point is unable to respond expeditiously, if at all; a shift in demand for products, such as Check Point's; factors affecting third parties with which Check Point has formed business alliances; the timely availability and customer acceptance of Check Point's new and existing products; the timing and amount of our share repurchases, if any; and the economic environment in which Check Point operates. The forward-looking statements contained in this press release are subject to other factors and risks, including those discussed in Check Point's Annual Report on Form 20-F for the year ending December 31, 2009, which is on file with the Securities and Exchange Commission. Check Point assumes no obligation to update these forward-looking statements.

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CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

 (In thousands, except per share amounts)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2010	2009	2010	2009
	(unaudited)	(unaudited)	(unaudited)	(audited)
Revenues:
Products and licenses	$143,059	$120,205	$444,400	$361,633
Software updates, maintenance and services	175,447	151,917	653,468	562,784
Total revenues	318,506	272,122	1,097,868	924,417

Operating expenses:
Cost of products and licenses	23,835	20,916	75,426	61,495
Cost of software updates, maintenance and services	15,019	12,432	55,721	43,551
Amortization of technology	8,299	7,723	32,826	28,224
Total cost of revenues	47,153	41,071	163,973	133,270

Research and development	29,454	24,062	105,748	89,743
Selling and marketing	66,034	60,487	235,301	220,877
General and administrative	13,887	15,922	57,244	56,409
Restructuring and other acquisition related costs	-	-	588	9,101
Total operating expenses	156,528	141,542	562,854	509,400

Operating income	161,978	130,581	535,014	415,017
Financial income, net	7,810	6,413	29,379	30,781
Income before income taxes	169,788	136,993	564,393	445,798

Taxes on income	32,379	27,458	111,567	88,275
Net income	$137,409	$109,535	$452,826	$357,523

Earnings per share (basic)	$0.66	$0.52	$2.18	$1.71
Number of shares used in computing earnings per share (basic)	208,280	209,093	208,106	209,371

Earnings per share (diluted)	$0.64	$0.51	$2.13	$1.68
Number of shares used in computing earnings per share (diluted)	214,432	213,469	212,933	212,208

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL INFORMATION
(In thousands, except per share amounts)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2010	2009	2010	2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP operating income	$161,978	$130,581	$535,014	$415,017
Stock-based compensation (1)	8,466	8,138	35,180	30,907
Amortization of intangible assets (2)	13,106	14,006	51,876	50,653
Restructuring and other acquisition related costs (3)	-	-	588	9,101
Non-GAAP operating income	$183,550	$152,725	$622,658	$505,678

GAAP net income	$137,409	$109,536	$452,826	$357,523
Stock-based compensation (1)	8,466	8,138	35,180	30,907
Amortization of intangible assets (2)	13,106	14,006	51,876	50,653
Restructuring and other acquisition related costs (3)	-	-	588	9,101
Other than temporary impairment of marketable securities, net (4)	785	1,277	785	1,277
Taxes on the above items (5)	(3,566)	(3,492)	(13,242)	(14,153)
Non-GAAP net income	$156,200	$129,465	$528,013	$435,308

GAAP Earnings per share (diluted)	$0.64	$0.51	$2.13	$1.68
Stock-based compensation (1)	0.04	0.04	0.16	0.15
Amortization of intangible assets (2)	0.06	0.07	0.24	0.24
Restructuring and other acquisition related costs (3)	-	-	-	0.04
Other than temporary impairment of marketable securities, net (4)	0.01	0.01	0.01	0.01
Taxes on the above items (5)	(0.02)	(0.02)	(0.06)	(0.07)
Non-GAAP Earnings per share (diluted)	$0.73	$0.61	$2.48	$2.05

Number of shares used in computing Non-GAAP earnings per share (diluted)	214,432	213,469	212,933	212,208

(1) Stock-based compensation:
Cost of products and licenses	$11	$12	$49	$47
Cost of software updates, maintenance and services	204	105	984	641
Research and development	1,581	1,878	7,325	6,649
Selling and marketing	1,707	547	7,279	5,032
General and administrative	4,963	5,596	19,543	18,538
	8,466	8,138	35,180	30,907

(2) Amortization of intangible assets:

Amortization of technology	8,299	7,723	32,826	28,224
Research and development	685	-	2,741	-
Selling and marketing	4,122	6,283	16,309	22,429
	13,106	14,006	51,876	50,653

(3) Restructuring and other acquisition related costs	-	-	588	9,101

(4) Other than temporary impairment of marketable securities, net*	785	1,277	785	1,277

(5) Taxes on the above items	(3,566)	(3,492)	(13,242)	(14,153)

Total , net	$18,791	$19,929	$75,187	$77,785

* Year ended December 31, 2010 and the three months ended December 31, 2010 include a non-cash write down of $ 0.8 million related to our marketable securities in accordance with ASC 320 Year ended December 31, 2009 and the three months ended December 31, 2009 include a net non-cash write down of $ 1.3 million related to our marketable securities in accordance with ASC 320.

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEET DATA
(In thousands)

ASSETS

	December 31,	December 31,
	2010	2009
	(unaudited)	(audited)
Current assets:
Cash and cash equivalents	$551,777	$414,085
Marketable securities	537,718	469,913
Trade receivables, net	283,192	283,668
Prepaid expenses and other current assets	44,247	34,544
Total current assets	1,416,934	1,202,210

Long-term assets:
Marketable securities	1,325,451	963,001
Property and equipment, net	37,065	38,936
Severance pay fund	6,532	6,314
Deferred tax asset, net	18,122	16,307
Other intangible assets, net	66,765	114,192
Goodwill	717,052	708,458
Other assets	17,381	20,176
Total long-term assets	2,188,368	1,867,384

Total assets	$3,605,302	$3,069,594

LIABILITIES AND
SHAREHOLDERS’ EQUITY

Current liabilities:
Deferred revenues	$424,158	$384,255
Trade payables and other accrued liabilities	239,104	169,011
Total current liabilities	663,262	553,266

Long-term deferred revenues	40,394	41,005
Income tax accrual	169,370	132,908
Deferred tax liability, net	1,721	11,636
Accrued severance pay	11,224	11,061
	222,709	196,610

Total liabilities	885,971	749,876

Shareholders’ equity:
Share capital	774	774
Additional paid-in capital	580,276	527,874
Treasury shares at cost	(1,306,382)	(1,199,752)
Accumulated other comprehensive income	15,584	12,555
Retained earnings	3,429,079	2,978,267
Total shareholders’ equity	2,719,331	2,319,718
Total liabilities and shareholders’ equity	$3,605,302	$3,069,594
Total cash and cash equivalents and marketable securities	$2,414,946	$1,846,999

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED CONSOLIDATED CASH FLOW DATA
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2010	2009	2010	2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flow from operating activities:
Net income	$137,409	$109,535	$452,826	$357,523
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment	1,584	1,660	6,890	8,885
Other than temporary impairment of marketable securities , net	785	1,277	785	1,277
Realized loss (gain) on sale of marketable securities, net	(193)	-	(974)	1,896
Amortization of intangible assets	13,106	14,006	51,876	50,653
Stock-based compensation	8,466	8,138	35,180	30,907
Increase in trade and other receivables, net	(121,138)	(95,020)	(5,424)	(9,971)
Increase in deferred revenues, trade payables and other accrued liabilities	125,133	101,643	147,158	126,412
Excess tax benefit from stock-based compensation	(720)	(514)	(4,763)	(7,502)
Deferred income taxes, net	(1,599)	(2,657)	(9,406)	(11,386)
Net cash provided by operating activities	162,833	138,068	674,148	548,694

Cash flow from investing activities:
Cash paid in conjunction with acquisitions, net	-	(1,247)	(13,957)	(58,787)
Investment in property, plant and equipment	(1,322)	(639)	(4,911)	(4,283)
Net cash used in investing activities	(1,322)	(1,886)	(18,868)	(63,070)

Cash flow from financing activities:
Proceeds from issuance of shares upon exercise of options	57,245	30,509	103,815	92,978
Purchase of treasury shares	(50,000)	(49,999)	(200,000)	(202,285)
Excess tax benefit from stock-based compensation	720	514	4,763	7,502
Net cash used in financing activities	7,965	(18,976)	(91,422)	(101,805)

Unrealized gain (loss) on marketable securities, net	(11,029)	(6,371)	4,089	19,348

Increase in cash and cash equivalents and marketable securities	158,447	110,835	567,947	403,167

Cash and cash equivalents and marketable securities at the beginning of the period	2,256,499	1,736,164	1,846,999	1,443,832
Cash and cash equivalents and marketable securities at the end of the period	$2,414,946	$1,846,999	$2,414,946	$1,846,999

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

January 31, 2011	By:	/s/ Tal Payne
Tal Payne
Chief Financial Officer

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